SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D/A
(Rule 13d – 101)

INFORMATION TO BE INCLUDED
IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO
RULE 13d-2(a)

Amendment No. 5*

TRC Companies, Inc.
(Name of Issuer)

Common Stock, par value $.10 per share
(Title of Class of Securities)

872625108
(CUSIP Number)

Kevin S. Moore
President
The Clark Estates, Inc.
One Rockefeller Plaza, 31st Floor
New York, New York  10020
(212) 977-6900
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

Copy to:

Jeffrey E. LaGueux, Esq.
Patterson Belknap Webb & Tyler LLP
1133 Avenue of the Americas
New York, New York 10036-6710
(212) 336-2000

December 31, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 3 pages)

CUSIP No. 872625108

1	NAME OF REPORTING PERSON I.R.S IDENTIFICATION NO. OF ABOVE PERSON The Clark Estates, Inc. 13-5524538
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,594,127
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,594,127
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,594,127
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.1%
14	TYPE OF REPORTING PERSON CO

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AMENDMENT NO. 5 TO SCHEDULE 13D

This Amendment No. 5 to Schedule 13D amends the Amendment No. 4 to Schedule 13D filed on October 4, 2010 by The Clark Estates, Inc., a New York corporation with its principal business address and principal office at One Rockefeller Plaza, 31st Floor, New York, New York  10020 (the "Reporting Person"), that relates to shares of common stock of TRC Companies, Inc., a Delaware corporation with its principal executive offices at 21 Griffin Road North, Windsor, Connecticut  06095 (the "Issuer").  Capitalized terms used herein shall have the meaning set forth in the Schedule 13D, dated March 15, 2006.

Item 5 is hereby amended as follows:

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)  The 5,594,127 shares of Common Stock beneficially owned by the Reporting Person as of December 31, 2011 are no longer held of record by Federal Partners but are instead held of record by the clients of the Reporting Person who were formerly partners in Federal Partners. Such 5,594,127 shares of Common Stock beneficially owned by the Reporting Person as of December 31, 2011 constitute approximately 20.1% of the outstanding shares of the Common Stock of the Issuer.

Stephen Duff, an executive officer of the Reporting Person and a director of the Issuer, beneficially owns 86,065 shares of Common Stock, which includes the right to acquire 34,000 shares of Common Stock through the exercise of options and 9,620 shares of Common Stock held pursuant to the Issuer's Director's Deferred Compensation Plan.  Kevin Moore, an executive officer and director of the Reporting Person, owns 1,000 shares of Common Stock.  Such shares and vested options together constitute less than 1% of the outstanding shares of Common Stock.  The Reporting Person disclaims beneficial ownership of these shares.

(c)  Prior to December 31, 2011, 179,434 shares of Common Stock (representing less than 1% of the outstanding shares of Common Stock) were withdrawn from the client accounts managed by the Reporting Person and are therefore no longer deemed to be beneficially owned by the Reporting Person.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE CLARK ESTATES, INC.

Date: February 10, 2012	By:
Name: Kevin S. Moore
Title: President

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